

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2015

Via Email
Stanton D. Sloane
President and Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747

> **Re: TeleCommunication Systems, Inc.**
> **Schedule TO-T**
> **Filed December 7, 2015 by Comtech Telecommunications Corp.**
> **File No. 005-61015**

Dear Mr. Sloane:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Exhibit (a)(1)(A) - Offer to Purchase

Acceptance for Payment and Payment for Shares, page 4

1. The first paragraph in Section 2 states that Purchaser will pay for tendered shares promptly after the later of (i) the expiration date and (ii) satisfaction or waiver of the conditions. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Withdrawal Rights, page 8

2. Please disclose the date certain after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.

Representations and Warranties, page 18

3. We note disclosure that the merger agreement and description thereof are not intended to provide any other factual information about TCS or Comtech or their respective subsidiaries or affiliates or stockholders and that the representations, warranties and covenants were made only for purposes of the merger agreement and were solely for the benefit of the parties to the merger agreement. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

The Merger Agreement
Termination, page 28

4. We note that the termination section in the merger agreement description indicates that the tender offer may be abandoned at acceptance time under several circumstances. Following expiration, the Purchaser cannot terminate the offer other than for failure of conditions that relate to government regulatory approvals. Please advise or revise.

Source and Amount of Funds, page 30

5. Please disclose any alternative financing arrangements, or include a statement that there are none. See Item 1007(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3203 with any questions.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: Robert A. Cantone, Esq.
        Michael E. Ellis, Esq.
        Proskauer Rose LLP